EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines(a).

(dollars in millions)	Year Ended December 31,
	2003	2002	2001	2000	1999
Earnings as defined for fixed charges calculation
Add:
Pretax (loss) income from continuing operations(b)	$(2,509)	$739	$2,384	$1,647	$716
Fixed charges	1,242	1,219	851	766	385
Distributed income of equity investees	263	369	156	137	111
Deduct:
Preference security dividend requirements of consolidated subsidiaries	102	157	165	99	27
Interest capitalized(c)	44	176	128	48	31

Total (loss) earnings(as defined for the Fixed Charges calculation)	$(1,150)	$1,994	$3,098	$2,403	$1,154

Fixed charges:
Interest on debt, including capitalized portions	$1,116	$1,041	$664	$651	$345
Estimate of interest within rental expense	24	21	22	16	13
Preference security dividend requirements of consolidated subsidiaries	102	157	165	99	27

Total fixed charges	$1,242	$1,219	$851	$766	$385

Ratio of earnings to fixed charges	— (d)	1.6	3.6	3.1	3.0

(a)	Income Statement amounts have been adjusted for discontinued operations and the merger of Duke Energy Fuels into a wholly owned subsidiary of Duke Capital.
(b)	Excludes minority interest expenses and income or loss from equity investees.
(c)	Excludes equity costs related to Allowance for Funds Used During Construction that are included in Other Income and Expenses in the Consolidated Statements of Operations.
(d)	Earnings were inadequate to cover fixed charges by $2,392 million for the year ended December 31, 2003.